Press Release – 22nd November 2007

LONDON, United Kingdom: Crew Gold Corporation ("Crew" or "the Company") (TSX: CRU) (OSE: CRU) (Frankfurt: KNC) (OTC-BB-Other; CRUGF.PK) today announced:-

Issuance of New Shares upon Exercise of Options

On November 8, 2007, Crew Gold Corporation (the “Corporation”) issued 500,000 new common shares (the “New Shares”) to a former employee of the Corporation, upon the exercise of options issued to him under the Corporation’s share option plan. The exercise price paid for the new common shares pursuant to the options was CAD$0.33.

For the purposes of fulfilling the requirements of Oslo Børs for admittance of the New Shares to trading on Oslo Børs, the Corporation is required to issue the attached document containing information on the number and nature of the securities and the reasons for the issuance of the New Shares.

Following the issuance of the New Shares, the Corporation has 464,947,362 common shares issued and outstanding, all of which are fully paid.

After admission of the New Shares, which is expected to occur on November 23, 2007, a total of 423,024,875 common shares of the Corporation will be listed and admitted to trading on Oslo Børs. As announced in the Corporation's press release dated September 25, 2007, the Corporation issued 41,922,487 shares in the private placement completed on September 21, 2007. These shares will not be admitted to trading on Oslo Børs before the lapse of the 4 months and 1 day hold period that applies to such shares.

For more information, please contact our UK Head Office (TEL +44 (0)1932 268755) or by email to enquiries@crewgold.com. For more information about the Corporation, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com.

Jan A Vestrum

President & CEO

Safe Harbour Statement

This news release contains forward-looking statements which reflect the expectations of management and the board of directors, and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew Gold Corporation is conducting business and/or investor relations. Forward looking statements typically contain words such as "believes", "anticipates", "continue", "could", "expects", "indicates", "plans", "will", "may", "projects", "would" or similar expressions suggesting future outcomes or events, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of management and the board of directors based on information currently available to them. Forward-looking statements involve inherent risks and uncertainties, and Crew cautions readers not to place undue reliance on these statements as a number of important factors could cause Crew's actual results to differ materially from the beliefs and expectations expressed in such forward-looking statements. Factors that could cause actual results to differ materially from the results discussed in the forward-looking statements, include, but are not limited to, the factors discussed under the heading "Risks and Uncertainties" in Crew's Annual Information Form dated April 2, 2007, as filed on SEDAR at www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management and the board of directors believes to be current and reasonable assumptions, Crew cannot assure readers that actual results will be consistent with these forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Crew undertakes no obligation to publicly update or revise these forward-looking statements to reflect subsequent events or circumstances. Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC's website at http://www.sec.gov/edgar.shtml.

www.crewgold.com

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